

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561



05005809

Our Ref.: HASE/JY/HL/03755

7th December, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 6th December, 2004 in respect of the Poll Results of the Company's Annual General Meeting, which has been advertised in newspapers on 7th December, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dw 2/17



HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

ANNUAL GENERAL MEETING HELD ON 6TH DECEMBER, 2004
POLL RESULTS

At the Annual General Meeting (the "AGM") of Henderson Land Development Company Limited (the "Company") held on 6th December, 2004, a poll was demanded by the Chairman of the meeting for voting on all the proposed resolutions as set out in the notice of the AGM dated 27th October, 2004. The poll results in respect of all the resolutions proposed at the AGM are as follows:

	Resolutions	Number of Votes (%)	
		For	Against
1.	To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2004.	768,676,783 (99.9999%)	1,000 (0.0001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a Final Dividend of HK$0.55 per share.	1,062,587,009 (99.9998%)	2,000 (0.0002%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	To re-elect Mr. Gordon Kwong Che Keung as director.	1,050,626,011 (98.9858%)	10,764,598 (1.0142%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Dr. Alex Wu Shu Chih as director.	1,049,496,411 (98.8793%)	11,894,598 (1.1207%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Professor Ko Ping Keung as director.	1,050,626,411 (98.9858%)	10,764,598 (1.0142%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Dr. Lee Shau Kee as director.	1,042,369,855 (98.9747%)	10,798,148 (1.0253%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Madam Fung Lee Woon King as director.	1,042,391,005 (98.9779%)	10,764,598 (1.0221%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect The Hon. Lo Tak Shing as director.	1,042,371,005 (98.9760%)	10,784,598 (1.0240%)

	Resolutions	Number of Votes (%) For	Against
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Sir Po-shing Woo as director.	1,042,388,005 (98.9779%)	10,764,598 (1.0221%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Leung Hay Man as director.	1,042,401,005 (98.9779%)	10,764,598 (1.0221%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Li Ning as director.	1,042,381,005 (98.9760%)	10,784,598 (1.0240%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To authorise the Board of Directors to fix the Directors' remuneration.	1,042,129,113 (98.8407%)	12,222,890 (1.1593%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.	1,054,281,003 (99.9946%)	57,000 (0.0054%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	(A) To give a general mandate to the Directors to repurchase shares.	1,053,407,621 (97.9513%)	22,032,799 (2.0487%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(B) To give a general mandate to the Directors to allot new shares.	944,584,720 (87.6708%)	132,837,700 (12.3292%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	1,045,865,443 (97.2500%)	29,574,977 (2.7500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(D) To increase the authorised share capital to HK$5,200,000,000.	1,053,323,111 (99.1004%)	9,561,898 (0.8996%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To amend the Articles of Association of the Company.	1,062,172,309 (99.9329%)	712,700 (0.0671%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		

The Company's share registrars, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of the AGM, the total number of issued ordinary shares of the Company was 1,814,580,000 shares, the holders of which were entitled to attend and vote for or against the resolutions. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 6th December, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Alex Wu Shu Chih and Ko Ping Keung.